[Munger, Tolles & Olson LLP Letterhead]
August 22, 2011

VIA EDGAR AND OVERNIGHT DELIVERY	WRITER’S DIRECT LINE (213) 683-9144 (213) 683-5144 FAX Mark.Kim@mto.com
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attention:	Jay Ingram Hagen Ganem

Re:	Air Lease Corporation
Registration Statement on Form S-1
File No. 333-173817, initially filed on April 29, 2011
Amendment No. 1 filed on July 11, 2011
Amendment No. 2 filed on July 28, 2011
Amendment No. 3 filed on August 12, 2011
Amendment No. 4 filed on August 22, 2011
Ladies and Gentlemen:
                    On behalf of Air Lease Corporation (the “Company”), we submit this letter with respect to the above-referenced registration statement (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form S-1 (File No. 333-173817) on April 29, 2011, as amended on July 11, 2011 (the Registration Statement as amended on July 11, 2011, “Amendment No. 1”) and as amended by exhibits-only filings on July 28, 2011 and on August 12, 2011.
                    The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), marked in accordance with Rule 310 of

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U.S. Securities and Exchange Commission
August 22, 2011

Regulation S-T. For the convenience of the Staff, we are supplementally providing four (4) blacklined copies, complete with exhibits, of Amendment No. 4, marked to show changes from Amendment No. 1 filed on July 11, 2011.
                    In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 4. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 4.
General
1.	We note that on June 6, 2011, subsequent to filing this registration statement, you issued to certain institutional investors $120 million in aggregate principal amount of senior unsecured notes. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the private offering referenced in your Item 15 disclosure. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the note offering, please explain. Refer generally to SEC Release No. 33-8828 (Aug. 3, 2007).
               RESPONSE TO COMMENT 1
                    The Company respectfully submits that the public offering by certain of its stockholders of shares of Common Stock included in Amendment No. 4 (the “Secondary Public Offering”) does not constitute a general solicitation or general advertising with regard to the offering and issuance by the Company of $120 million in aggregate principal amount of senior unsecured notes with a 5% coupon for a five-year term (the “Notes”) to certain institutional investors (the “Notes Offering”). Consequently, the Notes Offering constituted a valid private placement under the exemptions from registration provided pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Act”), and Rule 506 of Regulation D promulgated thereunder, and is not subject to integration with the Secondary Public Offering.
                    Commission Release No. 33-8828 (Aug. 3, 2007) states that, while the filing of a registration statement is generally viewed as a general solicitation of investors, such a filing “does not, per se, eliminate a company’s ability to conduct a concurrent private offering.” Release No. 33-8828, at 55. Rather, whether the filing of a registration statement constitutes a general solicitation should be evaluated based on “whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” Id. In Release No. 33-8828, the Staff noted as examples of permissible communications with potential investors, contact that takes place “through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort.” Id., at 56. Similarly, “if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering

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U.S. Securities and Exchange Commission
August 22, 2011

and (2) did not independently contact the issuer as a result of the general solicitation by means of [a] registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.” Id.
                    In February 2011, prior to the filing of the Registration Statement, J.P. Morgan Securities LLC (“J.P. Morgan”), acting on behalf of the Company, directly contacted seven potential institutional investors (the “Potential Investors”) with which J.P. Morgan had pre-existing relationships and which J.P. Morgan believed might be interested in a private placement of debt securities by the Company. Each Potential Investor was selected by J.P. Morgan based on J.P. Morgan’s familiarity with the market for the nature of the debt offering that the Company was contemplating. Based on the substantial investment- and insurance-related businesses in which the Potential Investors were engaged and J.P. Morgan’s guidance, the Company believed that each Potential Investor was a “qualified institutional buyer” within the meaning of Rule 144A promulgated under the Act (“Qualified Institutional Buyer”). Among the Potential Investors were two major insurance companies, QIB A and QIB B. In March 2011, the Company decided not to undertake the contemplated debt offering.
                    The Registration Statement for the Secondary Public Offering was initially filed on April 29, 2011. In May 2011, QIB A contacted J.P. Morgan, inquiring whether the Company continued to have interest in conducting an offering of debt securities, as previously contemplated. J.P. Morgan circulated to QIB A and QIB B (the “Notes Holders”) a private placement memorandum expressly stating that it was intended only for Qualified Institutional Buyers willing and able to conduct an independent investigation of the risk of ownership of the debt securities. On June 6, 2011, QIB A, five insurance companies for which QIB A acts as investment manager, and QIB B executed a note purchase agreement with the Company for the issuance of the Notes. Each of these purchasers is a Qualified Institutional Buyer. Each purchaser represented that it was purchasing the Notes for its own account or for the account of one or more pension or trust funds and not with a view to the distribution thereof and affirmed its understanding that the Notes were not registered under the Act. In addition, each purchaser of the Notes represented that the Notes could be resold only if registered under the Act or an exemption from registration were available for such resale.
                    As described above, QIB A initiated the discussions with J.P. Morgan and the Company concerning the Notes Offering, based on a substantive, pre-existing relationship with the Company that had developed during earlier consideration of a potential transaction. Further, discussions with the Potential Investors regarding that potential transaction had been initiated by J.P. Morgan by means of direct communications with that limited group of sophisticated investors. Neither the Notes Holders nor the Potential Investors were identified by the Company or, to the knowledge of the Company, by J.P. Morgan through marketing activities for any public offering of Common Stock. In addition, to the knowledge of the Company, QIB A did

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
August 22, 2011

not contact J.P. Morgan by reason of any registration statement for the public offering of Common Stock. Communications with the Notes Holders by the Company and J.P. Morgan were not related to and did not otherwise occur in connection with the Secondary Public Offering, which relates to shares of Common Stock being offered by the Company’s stockholders, rather than the debt securities that were offered and issued by the Company in the Notes Offering. Accordingly, the Company respectfully submits that the Notes Offering constituted a valid private placement as contemplated in Release No. 33-8828.
                    The Staff indicated in Release No. 33-8828 that, “notwithstanding the availability of the information in [a] registration statement, companies may continue to conduct concurrent private placements without those offerings necessarily being integrated with [an] ongoing public offering” and, specifically, that the guidance in the release “d[id] not affect the ability of issuers to continue to rely on the views expressed by the [Staff]” in Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesent & Lehrer (Feb. 28, 1992). Release No. 33-8828, at 54. In those interpretative letters, the Staff took the position that “simultaneous registered offerings and unregistered offerings to a limited number of first-tier institutional investors in connection with structured financings” will not be integrated where the unregistered offering is “offered to . . . persons who would be qualified institutional buyers for purposes of Rule 144A and .. . . no more than two or three large institutional accredited investors.” Squadron, Ellenoff, Plesent & Lehrer, 1992 WL 55818, *1 (Feb. 28, 1992). The Company respectfully submits that the Notes Offering and its consummation after the initial filing of the Registration Statement are consistent with the rationale of Black Box Incorporated and Squadron, Ellenoff. QIB A, the five insurance companies for which it serves as investment manager, and QIB B are Qualified Institutional Buyers. Given the sophisticated “nature and number of the offerees,” 1992 WL 55818, at *1, and their ability to fend for themselves when evaluating a potential investment, it is consistent with the purposes of the Act and the protection of potential investors that the Notes Offering not be integrated with the Secondary Public Offering.
                    In light of the facts described above, the Company respectfully submits that the Secondary Public Offering did not constitute a general solicitation or general advertising with respect to the Notes Offering, and that the Notes Offering constitutes a valid private placement as contemplated by Commission Release No. 33-8828 and the guidance previously provided by the Staff in the Black Box Incorporated and Squadron, Ellenoff, Plesent & Lehrer Commission No-Action Letters.
Selling stockholders, page 129
2.	We note your response to comment four in our letter dated May 19, 2011. Please specifically describe the transaction(s) in which Genefinance S.A. acquired its Class B common stock. In addition, with respect to your disclosure in footnotes 5, 9, 11, 13, 22, 23, 28, 33, 34, 37, 38, 39, 50, 51, 61, 69, and 70, we have the following comments:

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
August 22, 2011

•	Where you have not identified the natural persons who have voting and/or dispositive authority over the shares owned by the selling stockholders, please do so. See, e.g., Question 240.04 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

•	Where you identify natural persons as potentially being deemed beneficial owners of the subject shares, please revise your disclosure to clarify whether this means that such natural persons have voting and/or dispositive authority over those shares.
               RESPONSE TO COMMENT 2
                    The Company respectfully submits that the disclosure on page 131 describes the transaction in which the shares of Class B Non-Voting Common Stock currently held by Genefinance S.A. were initially offered and sold, and the shares of Class A Common Stock underlying such Class B Non-Voting Common Stock were initially offered, by the Company.
                    Footnote 5 of the selling stockholders table in Amendment No. 4 concerns the stockholder American Funds Insurance Series — Growth Fund (the “Fund”). The Fund has advised the Company that it has previously disclosed its beneficial ownership of securities, as a selling security holder, without being required to identify natural persons who have voting and/or dispositive authority over such securities. See Sterling Financial Corporation Registration Statement on Form S-1 (File No. 333-169579), n.3 of selling shareholders table (declared effective on Nov. 12, 2010). The Fund has noted that Capital Research and Management Company, which serves as the investment adviser to the Fund through its division Capital World Investors, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and accordingly makes appropriate public filings with the Commission. In addition, the Fund has indicated that disclosure concerning its voting and investment policies is publicly available through filings made by it. Nevertheless, the Fund has agreed with the Company to revise the disclosure in footnote 5, as reflected on page 138. Accordingly, the Fund has advised the Company that it believes that footnote 5 adequately discloses the beneficial ownership of the shares it holds.
                    The Company has revised the disclosure on pages 138–139, 141, and 143–150 to reflect the Staff’s other comments.
3.	We note your reference to “Other Selling Stockholders” in your selling stockholder table and your disclosure in footnote (92) thereto. Please clarify whether the number of shares attributed to “Other Selling Stockholders” includes the shares of Class A common stock underlying the Class B common stock and supplementally explain the basis for omitting the identity of these selling stockholders at the time of effectiveness. If you are relying on a staff interpretation, please identify the guidance by number and location.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
August 22, 2011

               RESPONSE TO COMMENT 3
                    The Company has revised the disclosure on page 154 to reflect the Staff’s comment, and is reducing the number of shares of Class A Common Stock included in Amendment No. 4 by an aggregate of 4,041,407 shares to 61,810,867 shares. The Company has omitted the identity of the selling stockholders with respect to an aggregate of 2,504,339 shares of Class A Common Stock that are included in Amendment No. 4, including 1,829,339 shares of Class A Common Stock to be issued upon the conversion of the Class B Non-Voting Common Stock, because questionnaires confirming the identities and the intent of these stockholders either have not been, or cannot be, furnished to the Company at this time. The Company respectfully submits that a registrant that is not eligible to use Rule 430B(b) under the Act, such as the Company, “may omit from the prospectus in the resale registration statement at the time of effectiveness the identities of, and amount of securities to be sold by,” unknown selling stockholders. Securities Act Rules Compliance and Disclosure Interpretation (“CDI”) Question 220.03. The Staff has advised that the registrant should instead refer to an unnamed selling stockholder or stockholders “in a generic manner by identifying the initial offering transaction in which the [relevant] securities were sold,” id., which the Company has disclosed on page 131. In addition, the Company notes that the Staff has advised that a registrant may file a prospectus supplement under Rule 424(b) to update the selling stockholder table post-effectively to reflect a transfer from a previously identified stockholder. Securities Act Rules CDI Question 220.04. It is the Company’s intent to file such a supplement, if necessary, in order to identify the relevant stockholder or stockholders holding the shares of Class A Common Stock to be issued following the acquisition from Genefinance S.A., and subsequent conversion, of the Class B Non-Voting Common Stock.
Item 15. Recent sales of unregistered securities, page II-2
4.	Please provide the disclosure required by Item 701 of Regulation S-K with respect to the transaction(s) in which Genefinance S.A. acquired its Class B common stock.
               RESPONSE TO COMMENT 4
                    The Company respectfully submits that Item 701 of Regulation S-K does not require disclosure of the transaction in which Genefinance S.A. acquired its shares of Class B Non-Voting Common Stock. Item 701 requires disclosure with respect to securities “sold by the registrant” within the past three years that were not registered under the Act. Société Générale S.A., not the Company, transferred the shares of Class B Non-Voting Common Stock to Genefinance S.A., a wholly owned subsidiary of Société Générale S.A.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
August 22, 2011

                    Please do not hesitate to contact Rob Knauss at (213) 683-9137 or me at (213) 683-9144 with any questions or comments regarding this response letter or Amendment No. 4. Thank you for your assistance.

Respectfully submitted,
/s/ Mark H. Kim

Mark H. Kim

Encls.

cc:	Steven F. Udvar-Házy, Chairman and Chief Executive Officer (w/o encls.)
John L. Plueger, President and Chief Operating Officer (w/o encls.)
Grant A. Levy, Executive Vice President, General Counsel and Secretary (w/o encls.)
Robert B. Knauss, Munger, Tolles & Olson LLP (w/o encls.)